FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER , 2002
                                         ---------

                              IMA Exploration Inc.
                 (Translation of registrant's name into English)

                                     0-30464
                                (SEC File Number)

      #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X           Form 40-F
                           ---------                 ----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No       X
                           ---------             ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   IMA Exploration Inc.
                                  (Registrant)

Date   October 23, 2002            By       /s/ William Lee
     ----------------------              ---------------------------------------
                                            (Signature)*
                                   Name:   William Lee
                                           -------------------------------------
                                   Title:  Director
                                           ------------------------------------

     *Print the name and title of the signing officer under his signature.



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                                  FORM 45-102F2

                  CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
               MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES



IMA Exploration Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 18, 2002 of incentive stock options for the purchase of up to 540,000 common shares of the Company, at a price of $0.50 per share, until September 23, 2007, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.


DATED at Vancouver, BC, this 23rd day of October, 2002.



                               By: /s/ William Lee
                                     ----------------------------------
                                     William Lee, Director



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